UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Announces Results of Public Offering of Additional Series G Debentures in Israel

 Item 1

ICL Announces Results of Public Offering of Additional Series G Debentures in Israel

ICL Group Ltd. (the "Company") announced today, further to its announcement from May 20, 2025 of the results of the classified investor tender for early commitments to purchase Series G Debentures, that it has concluded the public tender for the expansion of its existing Series G Debentures offering in Israel.  Based on the results of the public tender in Israel, the Company expects to issue in the offering an aggregate principal amount of NIS 850 million (approximately $236 million) Series G Debentures, at a price of NIS 834 (approximately $231) per each unit of 1,000 Series G Debentures and for total gross proceeds of approximately NIS 708.9 million (approximately $197 million). The Series G Debentures will be sold in the offering at a discount rate of 17.56%, and the weighted discount rate for the entire series of Series G Debentures is 8.66645%. The Series G Debentures will be listed for trading on the Tel Aviv Stock Exchange.

The offering was made pursuant to the Company’s shelf offering report filed in Israel on May 25, 2025, in connection with a takedown from the Company’s Israeli shelf prospectus dated February 28, 2022 (as extended).

Following completion of the offering, an aggregate principal amount of NIS 1,570.3878 million (approximately $436 million( Series G Debentures will be issued and outstanding.

U.S. dollar translations of NIS amounts presented in this announcement are translated using the rate of NIS 3.603 to $1.00, the exchange rate reported by the Bank of Israel on May 23, 2025.

For additional details, see the Company’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 19, 2025 and May 20, 2025.

The offering described in this announcement was made only in Israel and only to residents of Israel.  The securities will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

***

Forward-Looking Statements

This announcement contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.  Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations regarding the completion of the offering.  Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, risk factors discussed under “Item 3 - Key Information— D. Risk Factors" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (SEC) on March 13, 2025, as updated in the Company’s report for the three months ended March 31, 2025, furnished by the Company to the SEC in its Report on Form 6-K on May 19, 2025.  Forward-looking statements refer only to the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 25, 2025